UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)

Jove Corporation

(NAME OF ISSUER)

Common Stock, $1.00 par value

(TITLE OF CLASS OF SECURITIES)

912 225 208

(CUSIP NUMBER)

Stephen Lange Ranzini, 2015 Washtenaw Avenue,

Ann Arbor, Michigan 48104 (734) 741-5858

(NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO

RECEIVE NOTICES AND COMMUNICATIONS)

March 15, 2010

(DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO.	912 225 208
----------------	13D	Page 2 of 32 Pages

=============================================================================

1 NAME OF REPORTING PERSON Stephen Lange Ranzini

S.S. OR I.R.S. IDENTIFICATION
NO. OF ABOVE PERSON

-------------------------------------------------------------------------------

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) /X/
(See Instructions)	(b) / /

-------------------------------------------------------------------------------

3	SEC USE ONLY

-------------------------------------------------------------------------------

4	SOURCE OF FUNDS (See Instructions)
AF

-------------------------------------------------------------------------------

5	CHECK BOX IF DISCLOSURE OF LEGAL	/ /
PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) OR 2(e)

-------------------------------------------------------------------------------

6	CITIZENSHIP OR PLACE OF
ORGANIZATION	United States

-------------------------------------------------------------------------------

NUMBER OF	7	SOLE VOTING POWER	6,583,835
SHARES
BENEFICIALLY
OWNED BY	--------------------------------------------------------------
EACH	8	SHARED VOTING
REPORTING	POWER
PERSON WITH	4,284,405
--------------------------------------------------------------
9	SOLE DISPOSITIVE
POWER
6,583,835
--------------------------------------------------------------
10	SHARED DISPOSITIVE
POWER	4,284,405

-------------------------------------------------------------------------------

11	AGGREGATE AMOUNT BENEFICIALLY
OWNED BY EACH REPORTING PERSON
10,868,240

-------------------------------------------------------------------------------

12	CHECK BOX IF THE AGGREGATE AMOUNT
IN ROW (11) EXCLUDES CERTAIN SHARES
(See Instructions)	/ /

-------------------------------------------------------------------------------

13	PERCENT OF CLASS REPRESENTED
BY AMOUNT IN ROW (11)
72.5%

-------------------------------------------------------------------------------

14	TYPE OF REPORTING PERSON
(See Instructions)	IN

CUSIP NO.	912 225 208
----------------	13D	Page 3 of 32 Pages

=============================================================================

1	NAME OF REPORTING PERSON	Stephen Lange Ranzini
Individual Retirement
S.S. OR I.R.S. IDENTIFICATION	Account
NO. OF ABOVE PERSON

-------------------------------------------------------------------------------

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) /X/
(See Instructions)	(b) / /

-------------------------------------------------------------------------------

3	SEC USE ONLY

-------------------------------------------------------------------------------

4	SOURCE OF FUNDS (See Instructions)
OO

-------------------------------------------------------------------------------

5	CHECK BOX IF DISCLOSURE OF LEGAL	/ /
PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) OR 2(e)

-------------------------------------------------------------------------------

6	CITIZENSHIP OR PLACE OF
ORGANIZATION	United States

-------------------------------------------------------------------------------

NUMBER OF	7	SOLE VOTING POWER	0
SHARES
BENEFICIALLY
OWNED BY	--------------------------------------------------------------
EACH	8	SHARED VOTING
REPORTING	POWER
PERSON WITH	2,601,885
--------------------------------------------------------------
9	SOLE DISPOSITIVE
POWER
0
--------------------------------------------------------------
10	SHARED DISPOSITIVE
POWER	2,601,885

-------------------------------------------------------------------------------

11	AGGREGATE AMOUNT BENEFICIALLY
OWNED BY EACH REPORTING PERSON
2,601,885

-------------------------------------------------------------------------------

12	CHECK BOX IF THE AGGREGATE AMOUNT
IN ROW (11) EXCLUDES CERTAIN SHARES
(See Instructions)	/ /

-------------------------------------------------------------------------------

13	PERCENT OF CLASS REPRESENTED
BY AMOUNT IN ROW (11)
17.4%

-------------------------------------------------------------------------------

14	TYPE OF REPORTING PERSON
(See Instructions)	OO

CUSIP NO.	912 225 208
----------------	13D	Page 4 of 32 Pages

=============================================================================

1	NAME OF REPORTING PERSON	LYRE, LLC
S.S. OR I.R.S. IDENTIFICATION

NO. OF ABOVE PERSON -------------------------------------------------------------------------------

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) /X/
(See Instructions)	(b) / /

-------------------------------------------------------------------------------

3	SEC USE ONLY

-------------------------------------------------------------------------------

4	SOURCE OF FUNDS (See Instructions)
WC

-------------------------------------------------------------------------------

5	CHECK BOX IF DISCLOSURE OF LEGAL	/ /
PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) OR 2(e)

-------------------------------------------------------------------------------

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Michigan

-------------------------------------------------------------------------------

NUMBER OF	7	SOLE VOTING POWER	2,601,885
SHARES
BENEFICIALLY
OWNED BY	--------------------------------------------------------------
EACH	8	SHARED VOTING
REPORTING	POWER
PERSON WITH	-0-
--------------------------------------------------------------
9	SOLE DISPOSITIVE
POWER
2,601,885
--------------------------------------------------------------
10	SHARED DISPOSITIVE
POWER
-0-

-------------------------------------------------------------------------------

11	AGGREGATE AMOUNT BENEFICIALLY
OWNED BY EACH REPORTING PERSON
2,601,885

-------------------------------------------------------------------------------

12	CHECK BOX IF THE AGGREGATE AMOUNT	/ /
IN ROW (11) EXCLUDES CERTAIN
SHARES (See Instructions)

-------------------------------------------------------------------------------

13	PERCENT OF CLASS REPRESENTED
BY AMOUNT IN ROW (11)
17.4%

-------------------------------------------------------------------------------

14	TYPE OF REPORTING PERSON
(See Instructions)	OO

-------------------------------------------------------------------------------

CUSIP NO.	912 225 208
----------------	13D	Page 5 of 32 Pages

=============================================================================

1 NAME OF REPORTING PERSON CCG Partners, LLC

S.S. OR I.R.S. IDENTIFICATION
NO. OF ABOVE PERSON

-------------------------------------------------------------------------------

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) /X/
(See Instructions)	(b) / /

-------------------------------------------------------------------------------

3	SEC USE ONLY

-------------------------------------------------------------------------------

4	SOURCE OF FUNDS (See Instructions)
AF

-------------------------------------------------------------------------------

5	CHECK BOX IF DISCLOSURE OF LEGAL	/ /
PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) OR 2(e)

-------------------------------------------------------------------------------

6	CITIZENSHIP OR PLACE OF
ORGANIZATION	Michigan

-------------------------------------------------------------------------------

NUMBER OF	7	SOLE VOTING POWER	0
SHARES
BENEFICIALLY
OWNED BY	--------------------------------------------------------------
EACH	8	SHARED VOTING
REPORTING	POWER
PERSON WITH	2,601,885
--------------------------------------------------------------
9	SOLE DISPOSITIVE
POWER
0
--------------------------------------------------------------
10	SHARED DISPOSITIVE
POWER	2,601,885

-------------------------------------------------------------------------------

11	AGGREGATE AMOUNT BENEFICIALLY
OWNED BY EACH REPORTING PERSON
2,601,885

-------------------------------------------------------------------------------

12	CHECK BOX IF THE AGGREGATE AMOUNT
IN ROW (11) EXCLUDES CERTAIN SHARES
(See Instructions)	/ /

-------------------------------------------------------------------------------

13	PERCENT OF CLASS REPRESENTED
BY AMOUNT IN ROW (11)
17.4%

-------------------------------------------------------------------------------

14	TYPE OF REPORTING PERSON
(See Instructions)	OO

-------------------------------------------------------------------------------

CUSIP NO.	912 225 208
----------------	13D	Page 6 of 32 Pages

=============================================================================

1	NAME OF REPORTING PERSON	Clifton S. Crockatt

S.S. OR I.R.S. IDENTIFICATION
NO. OF ABOVE PERSON

-------------------------------------------------------------------------------

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) /X/
(See Instructions)	(b) / /

-------------------------------------------------------------------------------

3	SEC USE ONLY

-------------------------------------------------------------------------------

4	SOURCE OF FUNDS (See Instructions)
AF

-------------------------------------------------------------------------------

5	CHECK BOX IF DISCLOSURE OF LEGAL	/ /
PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) OR 2(e)

-------------------------------------------------------------------------------

6	CITIZENSHIP OR PLACE OF
ORGANIZATION	United States

-------------------------------------------------------------------------------

NUMBER OF	7	SOLE VOTING POWER
SHARES	150,000
BENEFICIALLY
OWNED BY	--------------------------------------------------------------
EACH	8	SHARED VOTING
REPORTING	POWER
PERSON WITH	2,601,885
--------------------------------------------------------------
9	SOLE DISPOSITIVE
POWER
150,000
--------------------------------------------------------------
10	SHARED DISPOSITIVE
POWER	2,601,885

-------------------------------------------------------------------------------

11	AGGREGATE AMOUNT BENEFICIALLY
OWNED BY EACH REPORTING PERSON	2,751,885

-------------------------------------------------------------------------------

12	CHECK BOX IF THE AGGREGATE AMOUNT
IN ROW (11) EXCLUDES CERTAIN SHARES
(See Instructions)	/ /

-------------------------------------------------------------------------------

13	PERCENT OF CLASS REPRESENTED
BY AMOUNT IN ROW (11)
18.4%

-------------------------------------------------------------------------------

14	TYPE OF REPORTING PERSON
(See Instructions)	IN

-------------------------------------------------------------------------------

CUSIP NO.	912 225 208
----------------	13D	Page 7 of 32 Pages

=============================================================================

1	NAME OF REPORTING PERSON	Dennis M. Agresta

S.S. OR I.R.S. IDENTIFICATION
NO. OF ABOVE PERSON

-------------------------------------------------------------------------------

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) /X/
(See Instructions)	(b) / /

-------------------------------------------------------------------------------

3	SEC USE ONLY

-------------------------------------------------------------------------------

4	SOURCE OF FUNDS (See Instructions)
AF

-------------------------------------------------------------------------------

5	CHECK BOX IF DISCLOSURE OF LEGAL	/ /
PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) OR 2(e)

-------------------------------------------------------------------------------

6	CITIZENSHIP OR PLACE OF
ORGANIZATION	United States

-------------------------------------------------------------------------------

NUMBER OF	7	SOLE VOTING POWER	12,575
SHARES
BENEFICIALLY
OWNED BY	--------------------------------------------------------------
EACH	8	SHARED VOTING
REPORTING	POWER
PERSON WITH	2,601,885
--------------------------------------------------------------
9	SOLE DISPOSITIVE
POWER
q
12,575
10	SHARED DISPOSITIVE
POWER	2,601,885

-------------------------------------------------------------------------------

11	AGGREGATE AMOUNT BENEFICIALLY
OWNED BY EACH REPORTING PERSON
2,614,460

-------------------------------------------------------------------------------

12	CHECK BOX IF THE AGGREGATE AMOUNT
IN ROW (11) EXCLUDES CERTAIN SHARES
(See Instructions)	/ /

-------------------------------------------------------------------------------

13	PERCENT OF CLASS REPRESENTED
BY AMOUNT IN ROW (11)
17.4

-------------------------------------------------------------------------------

14	TYPE OF REPORTING PERSON
(See Instructions)	IN

CUSIP NO.	912 225 208
----------------	13D	Page 8 of 32 Pages

=============================================================================

1	NAME OF REPORTING PERSON	Newco Bancorp Inc.

S.S. OR I.R.S. IDENTIFICATION
NO. OF ABOVE PERSON

-------------------------------------------------------------------------------

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) /X/
(See Instructions)	(b) / /

-------------------------------------------------------------------------------

3	SEC USE ONLY

-------------------------------------------------------------------------------

4	SOURCE OF FUNDS (See Instructions)
WC

-------------------------------------------------------------------------------

5	CHECK BOX IF DISCLOSURE OF LEGAL	/ /
PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) OR 2(e)

-------------------------------------------------------------------------------

6	CITIZENSHIP OR PLACE OF
ORGANIZATION	Canada

-------------------------------------------------------------------------------

NUMBER OF	7	SOLE VOTING POWER	0
SHARES
BENEFICIALLY
OWNED BY	--------------------------------------------------------------
EACH	8	SHARED VOTING
REPORTING	POWER
PERSON WITH	2,601,885
--------------------------------------------------------------
9	SOLE DISPOSITIVE
POWER
0
--------------------------------------------------------------
10	SHARED DISPOSITIVE
POWER	2,601,885

-------------------------------------------------------------------------------

11	AGGREGATE AMOUNT BENEFICIALLY
OWNED BY EACH REPORTING PERSON
2,601,885

-------------------------------------------------------------------------------

12	CHECK BOX IF THE AGGREGATE AMOUNT
IN ROW (11) EXCLUDES CERTAIN SHARES
(See Instructions)	/ /

-------------------------------------------------------------------------------

13	PERCENT OF CLASS REPRESENTED
BY AMOUNT IN ROW (11)
17.4%

-------------------------------------------------------------------------------

14	TYPE OF REPORTING PERSON
(See Instructions)	CO

CUSIP NO.	912 225 208
----------------	13D	Page 9 of 32 Pages

=============================================================================

1	NAME OF REPORTING PERSON	Mildred Lange Ranzini

S.S. OR I.R.S. IDENTIFICATION
NO. OF ABOVE PERSON

-------------------------------------------------------------------------------

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) /X/
(See Instructions)	(b) / /

-------------------------------------------------------------------------------

3	SEC USE ONLY

-------------------------------------------------------------------------------

4	SOURCE OF FUNDS (See Instructions)
PF

-------------------------------------------------------------------------------

5	CHECK BOX IF DISCLOSURE OF LEGAL	/ /
PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) OR 2(e)

-------------------------------------------------------------------------------

6	CITIZENSHIP OR PLACE OF
ORGANIZATION	United States

-------------------------------------------------------------------------------

NUMBER OF	7	SOLE VOTING POWER	261,181
SHARES
BENEFICIALLY
OWNED BY	--------------------------------------------------------------
EACH	8	SHARED VOTING
REPORTING	POWER
PERSON WITH	2,601,885
--------------------------------------------------------------
9	SOLE DISPOSITIVE
POWER
261,181
--------------------------------------------------------------
10	SHARED DISPOSITIVE
POWER	2,601,885

-------------------------------------------------------------------------------

11	AGGREGATE AMOUNT BENEFICIALLY
OWNED BY EACH REPORTING PERSON
4,545,586

-------------------------------------------------------------------------------

12	CHECK BOX IF THE AGGREGATE AMOUNT
IN ROW (11) EXCLUDES CERTAIN SHARES
(See Instructions)	/ /

-------------------------------------------------------------------------------

13	PERCENT OF CLASS REPRESENTED
BY AMOUNT IN ROW (11)
30.3%

-------------------------------------------------------------------------------

14	TYPE OF REPORTING PERSON
(See Instructions)	IN

-------------------------------------------------------------------------------

CUSIP NO.	912 225 208
----------------	13D	Page 10 of 32 Pages

=============================================================================

1	NAME OF REPORTING PERSON	Mildred Ranzini Trust

S.S. OR I.R.S. IDENTIFICATION
NO. OF ABOVE PERSON

-------------------------------------------------------------------------------

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) /X/
(See Instructions)	(b) / /

-------------------------------------------------------------------------------

3	SEC USE ONLY

-------------------------------------------------------------------------------

4	SOURCE OF FUNDS (See Instructions)
WC

-------------------------------------------------------------------------------

5	CHECK BOX IF DISCLOSURE OF LEGAL	/ /
PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) OR 2(e)

-------------------------------------------------------------------------------

6	CITIZENSHIP OR PLACE OF
ORGANIZATION	United States

-------------------------------------------------------------------------------

NUMBER OF	7	SOLE VOTING POWER	1,682,520
SHARES
BENEFICIALLY
OWNED BY	--------------------------------------------------------------
EACH	8	SHARED VOTING
REPORTING	POWER
PERSON WITH	2,601,885
--------------------------------------------------------------
9	SOLE DISPOSITIVE
POWER
1,682,520
--------------------------------------------------------------
10	SHARED DISPOSITIVE
POWER	2,601,885

-------------------------------------------------------------------------------

11	AGGREGATE AMOUNT BENEFICIALLY
OWNED BY EACH REPORTING PERSON
4,284,405

-------------------------------------------------------------------------------

12	CHECK BOX IF THE AGGREGATE AMOUNT
IN ROW (11) EXCLUDES CERTAIN SHARES
(See Instructions)	/ /

-------------------------------------------------------------------------------

13	PERCENT OF CLASS REPRESENTED
BY AMOUNT IN ROW (11)
28.6%

-------------------------------------------------------------------------------

14	TYPE OF REPORTING PERSON]
(See Instructions)	OO

-------------------------------------------------------------------------------

CUSIP NO.	912 225 208
----------------	13D	Page 11 of 32 Pages

=============================================================================

1	NAME OF REPORTING PERSON	Dr. Angela Ranzini

S.S. OR I.R.S. IDENTIFICATION
NO. OF ABOVE PERSON

-------------------------------------------------------------------------------

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) /X/
(See Instructions)	(b) / /

-------------------------------------------------------------------------------

3	SEC USE ONLY

-------------------------------------------------------------------------------

4	SOURCE OF FUNDS (See Instructions)
PF

-------------------------------------------------------------------------------

5	CHECK BOX IF DISCLOSURE OF LEGAL	/ /
PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) OR 2(e)

-------------------------------------------------------------------------------

6	CITIZENSHIP OR PLACE OF
ORGANIZATION	United States

-------------------------------------------------------------------------------

NUMBER OF	7	SOLE VOTING POWER	14,498
SHARES
BENEFICIALLY
OWNED BY	--------------------------------------------------------------
EACH	8	SHARED VOTING
REPORTING	POWER
PERSON WITH	2,601,885
--------------------------------------------------------------
9	SOLE DISPOSITIVE
POWER
14,498
--------------------------------------------------------------
10	SHARED DISPOSITIVE
POWER	2,601,885

-------------------------------------------------------------------------------

11	AGGREGATE AMOUNT BENEFICIALLY
OWNED BY EACH REPORTING PERSON
2,616,383

-------------------------------------------------------------------------------

12	CHECK BOX IF THE AGGREGATE AMOUNT
IN ROW (11) EXCLUDES CERTAIN SHARES
(See Instructions)	/ /

-------------------------------------------------------------------------------

13	PERCENT OF CLASS REPRESENTED
BY AMOUNT IN ROW (11)
17.4%

-------------------------------------------------------------------------------

14	TYPE OF REPORTING PERSON
(See Instructions)	IN

-------------------------------------------------------------------------------

CUSIP NO.	912 225 208
----------------	13D	Page 12 of 32 Pages

=============================================================================

1	NAME OF REPORTING PERSON	Doctors Caulkins, McKibbin
and Ranzini, Inc. Profit
S.S. OR I.R.S. IDENTIFICATION	Sharing Plan f/b/o Joseph
NO. OF ABOVE PERSON	L. Ranzini

-------------------------------------------------------------------------------

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) /X/
(See Instructions)	(b) / /

-------------------------------------------------------------------------------

3	SEC USE ONLY

-------------------------------------------------------------------------------

4	SOURCE OF FUNDS (See Instructions)
OO

-------------------------------------------------------------------------------

5	CHECK BOX IF DISCLOSURE OF LEGAL	/ /
PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) OR 2(e)

-------------------------------------------------------------------------------

6	CITIZENSHIP OR PLACE OF
ORGANIZATION	United States

-------------------------------------------------------------------------------

NUMBER OF	7	SOLE VOTING POWER	0
SHARES
BENEFICIALLY
OWNED BY	--------------------------------------------------------------
EACH	8	SHARED VOTING
REPORTING	POWER
PERSON WITH	2,601,885
--------------------------------------------------------------
9	SOLE DISPOSITIVE
POWER
0
--------------------------------------------------------------
10	SHARED DISPOSITIVE
POWER	2,601,885

-------------------------------------------------------------------------------

11	AGGREGATE AMOUNT BENEFICIALLY
OWNED BY EACH REPORTING PERSON
2,601,885

-------------------------------------------------------------------------------

12	CHECK BOX IF THE AGGREGATE AMOUNT
IN ROW (11) EXCLUDES CERTAIN SHARES
(See Instructions)	/ /

-------------------------------------------------------------------------------

13	PERCENT OF CLASS REPRESENTED
BY AMOUNT IN ROW (11)
17.4%

-------------------------------------------------------------------------------

14	TYPE OF REPORTING PERSON
(See Instructions)	OO

CUSIP NO.	912 225 208
----------------	13D	Page 13 of 32 Pages

=============================================================================

1	NAME OF REPORTING PERSON	Dr. Joseph Lange Ranzini

S.S. OR I.R.S. IDENTIFICATION
NO. OF ABOVE PERSON

-------------------------------------------------------------------------------

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) /X/
(See Instructions)	(b) / /

-------------------------------------------------------------------------------

3	SEC USE ONLY

-------------------------------------------------------------------------------

4	SOURCE OF FUNDS (See Instructions)
PF

-------------------------------------------------------------------------------

5	CHECK BOX IF DISCLOSURE OF LEGAL	/ /
PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) OR 2(e)

-------------------------------------------------------------------------------

6	CITIZENSHIP OR PLACE OF
ORGANIZATION	United States

-------------------------------------------------------------------------------

NUMBER OF	7	SOLE VOTING POWER	0
SHARES
BENEFICIALLY
OWNED BY	--------------------------------------------------------------
EACH	8	SHARED VOTING
REPORTING	POWER
PERSON WITH	2,601,885
--------------------------------------------------------------
9	SOLE DISPOSITIVE
POWER
0
--------------------------------------------------------------
10	SHARED DISPOSITIVE
POWER	2,601,885

-------------------------------------------------------------------------------

11	AGGREGATE AMOUNT BENEFICIALLY
OWNED BY EACH REPORTING PERSON
2,601,885

-------------------------------------------------------------------------------

12	CHECK BOX IF THE AGGREGATE AMOUNT
IN ROW (11) EXCLUDES CERTAIN SHARES
(See Instructions)	/ /

-------------------------------------------------------------------------------

13	PERCENT OF CLASS REPRESENTED
BY AMOUNT IN ROW (11)
17.4%

-------------------------------------------------------------------------------

14	TYPE OF REPORTING PERSON
(See Instructions)	IN

-------------------------------------------------------------------------------

CUSIP NO.	912 225 208
----------------	13D	Page 14 of 32 Pages

=============================================================================

1	NAME OF REPORTING PERSON	Clare Family Trust

S.S. OR I.R.S. IDENTIFICATION
NO. OF ABOVE PERSON

-------------------------------------------------------------------------------

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) /X/
(See Instructions)	(b) / /

-------------------------------------------------------------------------------

3	SEC USE ONLY

-------------------------------------------------------------------------------

4	SOURCE OF FUNDS (See Instructions)
WC

-------------------------------------------------------------------------------

5	CHECK BOX IF DISCLOSURE OF LEGAL	/ /
PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) OR 2(e)

-------------------------------------------------------------------------------

6	CITIZENSHIP OR PLACE OF
ORGANIZATION	United States

-------------------------------------------------------------------------------

NUMBER OF	7	SOLE VOTING POWER	2,941,130
SHARES
BENEFICIALLY
OWNED BY	--------------------------------------------------------------
EACH	8	SHARED VOTING
REPORTING	POWER
PERSON WITH	2,601,885
--------------------------------------------------------------
9	SOLE DISPOSITIVE
POWER
2,941,130
--------------------------------------------------------------
10	SHARED DISPOSITIVE
POWER	2,601,885

-------------------------------------------------------------------------------

11	AGGREGATE AMOUNT BENEFICIALLY
OWNED BY EACH REPORTING PERSON
5,543,015

-------------------------------------------------------------------------------

12	CHECK BOX IF THE AGGREGATE AMOUNT
IN ROW (11) EXCLUDES CERTAIN SHARES
(See Instructions)	/ /

-------------------------------------------------------------------------------

13	PERCENT OF CLASS REPRESENTED
BY AMOUNT IN ROW (11)
37.0%

-------------------------------------------------------------------------------

14	TYPE OF REPORTING PERSON]
(See Instructions)	OO

-------------------------------------------------------------------------------

CUSIP NO.	912 225 208
----------------	13D	Page 15 of 32 Pages

=============================================================================

1	NAME OF REPORTING PERSON	Clare Children’s Trust

S.S. OR I.R.S. IDENTIFICATION
NO. OF ABOVE PERSON

-------------------------------------------------------------------------------

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) /X/
(See Instructions)	(b) / /

-------------------------------------------------------------------------------

3	SEC USE ONLY

-------------------------------------------------------------------------------

4	SOURCE OF FUNDS (See Instructions)
WC

-------------------------------------------------------------------------------

5	CHECK BOX IF DISCLOSURE OF LEGAL	/ /
PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) OR 2(e)

-------------------------------------------------------------------------------

6	CITIZENSHIP OR PLACE OF
ORGANIZATION	United States

-------------------------------------------------------------------------------

NUMBER OF	7	SOLE VOTING POWER	0
SHARES
BENEFICIALLY
OWNED BY	--------------------------------------------------------------
EACH	8	SHARED VOTING
REPORTING	POWER
PERSON WITH	2,601,885
--------------------------------------------------------------
9	SOLE DISPOSITIVE
POWER
0
--------------------------------------------------------------
10	SHARED DISPOSITIVE
POWER	2,601,885

-------------------------------------------------------------------------------

11	AGGREGATE AMOUNT BENEFICIALLY
OWNED BY EACH REPORTING PERSON
2,601,885

-------------------------------------------------------------------------------

12	CHECK BOX IF THE AGGREGATE AMOUNT
IN ROW (11) EXCLUDES CERTAIN SHARES
(See Instructions)	/ /

-------------------------------------------------------------------------------

13	PERCENT OF CLASS REPRESENTED
BY AMOUNT IN ROW (11)
17.4%

-------------------------------------------------------------------------------

14	TYPE OF REPORTING PERSON]
(See Instructions)	OO

-------------------------------------------------------------------------------

CUSIP NO.	912 225 208
----------------	13D	Page 16 of 32 Pages

=============================================================================

1	NAME OF REPORTING PERSON	Catherine Ranzini Clare

S.S. OR I.R.S. IDENTIFICATION
NO. OF ABOVE PERSON

-------------------------------------------------------------------------------

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) /X/
(See Instructions)	(b) / /

-------------------------------------------------------------------------------

3	SEC USE ONLY

-------------------------------------------------------------------------------

4	SOURCE OF FUNDS (See Instructions)
AF

-------------------------------------------------------------------------------

5	CHECK BOX IF DISCLOSURE OF LEGAL	/ /
PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) OR 2(e)

-------------------------------------------------------------------------------

6	CITIZENSHIP OR PLACE OF
ORGANIZATION	United States

-------------------------------------------------------------------------------

NUMBER OF	7	SOLE VOTING POWER	0
SHARES
BENEFICIALLY
OWNED BY	--------------------------------------------------------------
EACH	8	SHARED VOTING
REPORTING	POWER
PERSON WITH	2,601,885
--------------------------------------------------------------
9	SOLE DISPOSITIVE
POWER
0
--------------------------------------------------------------
10	SHARED DISPOSITIVE
POWER	2,601,885

-------------------------------------------------------------------------------

11	AGGREGATE AMOUNT BENEFICIALLY
OWNED BY EACH REPORTING PERSON
5,543,015

-------------------------------------------------------------------------------

12	CHECK BOX IF THE AGGREGATE AMOUNT
IN ROW (11) EXCLUDES CERTAIN SHARES
(See Instructions)	/ /

-------------------------------------------------------------------------------

13	PERCENT OF CLASS REPRESENTED
BY AMOUNT IN ROW (11)
37.0%

-------------------------------------------------------------------------------

14	TYPE OF REPORTING PERSON
(See Instructions)	OO

-------------------------------------------------------------------------------

CUSIP NO.	912 225 208
----------------	13D	Page 17 of 32 Pages

=============================================================================

1	NAME OF REPORTING PERSON	Paul Lange Ranzini

S.S. OR I.R.S. IDENTIFICATION
NO. OF ABOVE PERSON

-------------------------------------------------------------------------------

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) /X/
(See Instructions)	(b) / /

-------------------------------------------------------------------------------

3	SEC USE ONLY

-------------------------------------------------------------------------------

4	SOURCE OF FUNDS (See Instructions)
AF

-------------------------------------------------------------------------------

5	CHECK BOX IF DISCLOSURE OF LEGAL	/ /
PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) OR 2(e)

-------------------------------------------------------------------------------

6	CITIZENSHIP OR PLACE OF
ORGANIZATION	United States

-------------------------------------------------------------------------------

NUMBER OF	7	SOLE VOTING POWER	0
SHARES
BENEFICIALLY
OWNED BY	--------------------------------------------------------------
EACH	8	SHARED VOTING
REPORTING	POWER
PERSON WITH	2,601,885
--------------------------------------------------------------
9	SOLE DISPOSITIVE
POWER
0
--------------------------------------------------------------
10	SHARED DISPOSITIVE
POWER	2,601,885

-------------------------------------------------------------------------------

11	AGGREGATE AMOUNT BENEFICIALLY
OWNED BY EACH REPORTING PERSON
2,601,885

-------------------------------------------------------------------------------

12	CHECK BOX IF THE AGGREGATE AMOUNT
IN ROW (11) EXCLUDES CERTAIN SHARES
(See Instructions)	/ /

-------------------------------------------------------------------------------

13	PERCENT OF CLASS REPRESENTED
BY AMOUNT IN ROW (11)
17.4%

-------------------------------------------------------------------------------

14	TYPE OF REPORTING PERSON
(See Instructions)	IN

CUSIP NO.	912 225 208
----------------	13D	Page 18 of 32 Pages

=============================================================================

1	NAME OF REPORTING PERSON	University Bancorp, Inc.

S.S. OR I.R.S. IDENTIFICATION
NO. OF ABOVE PERSON

-------------------------------------------------------------------------------

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) /X/
(See Instructions)	(b) / /

-------------------------------------------------------------------------------

3	SEC USE ONLY

-------------------------------------------------------------------------------

4	SOURCE OF FUNDS (See Instructions)
AF

-------------------------------------------------------------------------------

5	CHECK BOX IF DISCLOSURE OF LEGAL	/ /
PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) OR 2(e)

-------------------------------------------------------------------------------

6	CITIZENSHIP OR PLACE OF
ORGANIZATION	United States

-------------------------------------------------------------------------------

NUMBER OF	7	SOLE VOTING POWER	0
SHARES
BENEFICIALLY
OWNED BY	--------------------------------------------------------------
EACH	8	SHARED VOTING
REPORTING	POWER
PERSON WITH	0
--------------------------------------------------------------
9	SOLE DISPOSITIVE
POWER
0
--------------------------------------------------------------
10	SHARED DISPOSITIVE
POWER	0

-------------------------------------------------------------------------------

11	AGGREGATE AMOUNT BENEFICIALLY
OWNED BY EACH REPORTING PERSON
0

-------------------------------------------------------------------------------

12	CHECK BOX IF THE AGGREGATE AMOUNT
IN ROW (11) EXCLUDES CERTAIN SHARES
(See Instructions)	/ /

-------------------------------------------------------------------------------

13	PERCENT OF CLASS REPRESENTED
BY AMOUNT IN ROW (11)
0.0%

-------------------------------------------------------------------------------

14	TYPE OF REPORTING PERSON
(See Instructions)	CO

CUSIP NO.	912 225 208
----------------	13D	Page 19 of 32 Pages

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ITEM 1.	SECURITY AND ISSUER.

This Amendment No. 2 to Joint Statement on Schedule 13D (the “Statement”) is filed in relation to the Common Stock, $1.00 par value (“Common Stock”) of Jove Corporation, a Michigan corporation (the “Corporation”). The Corporation’s principal executive office address is 2015 Washtenaw Avenue, Ann Arbor, Michigan 48104.

ITEM 2.	IDENTITY AND BACKGROUND.

(a)	This Statement is jointly filed by:

•	Stephen Lange Ranzini, a member of LYRE and the beneficiary of IRA #1;
•	Stephen Lange Ranzini IRA (“IRA #1”), a member of LYRE;
•	LYRE, LLC (“LYRE”), a Michigan limited liability company that is managed by its members as listed below;
•	CCG Partners, LLC (“CCG”), a Michigan limited liability company that is a member of LYRE, the managing members of which are Clifton S. Crockatt and Dennis Agresta;
•	Clifton S. Crockatt, a managing member of CCG;
•	Dennis M. Agresta, a managing member of CCG;
•	Newco Bancorp Inc. (“Newco”), a member of LYRE;
•	Mildred Lange Ranzini, a member of LYRE;
•	Dr. Angela Ranzini, a member of LYRE;
•	Doctors Caulkins, McKibbin and Ranzini, Inc. Profit Sharing Plan f/b/o Joseph L. Ranzini (“IRA #2”), a member of LYRE;
•	Dr. Joseph Lange Ranzini, the beneficiary of IRA #2;
•	Clare Children’s Trust (the “Trust #1”), of which Catherine Ranzini Clare is the sole trustee, a member of LYRE, and the beneficiaries are three children of Catherine Ranzini Clare;
•	Catherine Ranzini Clare, the sole trustee of Trust #1;
•	Clare Family Trust (“Trust #2), of which Stephen Lange Ranzini is the sole trustee, a member of LYRE. Catherine Ranzini Clare is the sole beneficiary of the Trust.
•	Ranzini Family Trust (“Trust #3”), of which Stephen Lange Ranzini, Joseph Lange Ranzini, and Paul Lange Ranzini are the co-trustees, a member of LYRE;
•	Mildred Lange Ranzini Trust (“Trust #4”), a member of LYRE. Mildred Lange Ranzini is the sole beneficiary of the trust. Stephen Lange Ranzini and Angela Ranzini are the co-trustees of the trust;
•	Paul Lange Ranzini, a co-trustee of Trust #3; and
•	University Bancorp, Inc. (“University Bancorp”).

(b)-(c) The business address of LYRE is 2015 Washtenaw Avenue, Ann Arbor, Michigan 48104. LYRE is a limited liability company organized under the laws of the State of Michigan. LYRE was formed to acquire shares of the Corporation and engages in no active business other than investment of its assets.

CUSIP NO.	912 225 208
----------------	13D	Page 20 of 32 Pages

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The business address of CCG is 3220 Coolidge, Berkeley, Michigan 48072. CCG is a management consulting and advisory firm and is a Michigan limited liability company.

The business address of Clifton S. Crockatt is 3220 Coolidge, Berkeley, Michigan 48072. Mr. Crockatt is a management consultant and financial advisor and is a managing member of CCG. He is also the President, Chief Executive Officer and a Director of the Corporation.

The business address of Dennis M. Agresta is 2015 Washtenaw Avenue, Ann Arbor, MI 48104. Mr. Agresta is an accountant, management consultant and financial advisor and is a managing member of CCG. Mr. Agresta is also the Senior Vice President – Finance and Treasurer of the Corporation.

The business address of IRA #1 and Stephen Lange Ranzini is at 2015 Washtenaw Avenue, Ann Arbor, Michigan 48104. Mr. Ranzini is a director, President and Chief Executive Officer of University Bancorp, Inc. He also is a director of Newco. Mr. Ranzini is also Chairman of the Board of the Corporation. Mr. Ranzini is the son of Mildred Lange Ranzini and the brother of Dr. Angela Ranzini, Catherine Ranzini Clare, Dr. Joseph Lange Ranzini and Paul Lange Ranzini.

The business address of Newco Bancorp, Inc. is 40 Holly Street, Suite 202, Toronto, Ontario, M4S 3C3, Canada. Newco is an investment company incorporated in Ontario, Canada and is not otherwise actively involved in business. Newco has granted to Stephen Lange Ranzini an irrevocable Special Power of Attorney to act on behalf of Newco with respect to its investment in the Corporation’s Common Stock. See Item 5.

Mildred Lange Ranzini’s residence is at 43 Sweetwater Drive, Belle Mead, New Jersey 08502. She is retired and not actively involved in business other than as an investor. She is the mother of Dr. Angela Ranzini, Catherine Ranzini Clare, Dr. Joseph Lange Ranzini, Paul Lange Ranzini and Stephen Lange Ranzini.

Dr. Angela Ranzini’s residence is at 21 Williamsburg Court, Skillman, New Jersey 08538. She is a high-risk pregnancy specialist at St. Peter’s Hospital in New Brunswick, New Jersey. She is the daughter of Mildred Lange Ranzini and the sister of Catherine Ranzini Clare, Dr. Joseph Lange Ranzini, Paul Lange Ranzini and Stephen Lange Ranzini.

The business address of IRA #2 and Dr. Joseph Lange Ranzini is at 70 Medical Center Drive, Suite 308, Fishersville, Virginia 22939. He is a surgeon and partner in Drs. Caulkins, McKibbin and Ranzini, Inc. He is the son of Mildred Lange Ranzini and the brother of Dr. Angela Ranzini, Catherine Ranzini Clare, Paul Lange Ranzini and Stephen Lange Ranzini.

Catherine Ranzini Clare’s residence is at 25 Charleston Drive, Skillman, New Jersey 08538. She is a research nurse at Medtronic, a drug research firm in Minneapolis, Minnesota. She is the daughter of Mildred Lange Ranzini and the sister of Dr. Angela Ranzini, Dr. Joseph Lange Ranzini, Paul Lange Ranzini and Stephen Lange Ranzini.

The business address of Trust #1 is at 2015 Washtenaw Avenue, Ann Arbor, Michigan 48104. The Trust, which is domiciled in New Jersey, was formed for the benefit of the children of Catherine

CUSIP NO.	912 225 208
----------------	13D	Page 21 of 32 Pages

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Ranzini Clare and engages in no active business other than investment of Trust assets.

The business address of Trust #2 is at 2015 Washtenaw Avenue, Ann Arbor, Michigan 48104. Trust #2, which is domiciled in New Jersey, was formed for the benefit of the children of Catherine Ranzini Clare. Trust #2 engages in no active business other than investment of trust assets.

The business address of Trust #3 is at 2015 Washtenaw Avenue, Ann Arbor, MI 48104. Trust #3, which is domiciled in Virginia, was formed for the benefit of Dr. Angela Ranzini, Catherine Ranzini Clare, Dr. Joseph Lange Ranzini, Paul Lange Ranzini and Stephen Lange Ranzini. Trust #3 engages in no active business other than investment of trust assets.

The business address of Trust #4 is at 2015 Washtenaw Avenue, Ann Arbor, MI 48104. Trust #4, which is domiciled in New York, was formed for the benefit of Mildred Lange Ranzini. Trust #4 engages in no active business other than investment of trust assets.

Paul Lange Ranzini’s residence is at Theodor-Fontane-Strasse 2, Muenster, D-48155, Germany. He is the CEO & Director of American Institute of Musicology in Muenster, Germany. He is the son of Mildred Lange Ranzini and the brother of Dr. Angela Ranzini, Catherine Ranzini Clare, Paul Lange Ranzini and Stephen Lange Ranzini.

The business address of University Bancorp is 2015 Washtenaw Avenue, Ann Arbor, Michigan 48104. University Bancorp is a bank holding company incorporated in Delaware. Stephen Lange Ranzini is the President, Chief Executive Officer and a Director of University Bancorp.

(d) During the last five years, none of LYRE, CCG, Clifton S. Crockatt, Dennis M. Agresta, IRA #1, Stephen Lange Ranzini, Newco, Mildred Lange Ranzini, Dr. Angela Ranzini, IRA #2, Dr. Joseph Lange Ranzini, Catherine Ranzini Clare, Trust #1, Trust #2, Trust #3, Trust #4, Paul Lange Ranzini, and University Bancorp has been convicted in a criminal proceeding (excluding, if any, traffic violations or similar misdemeanors).

(e) During the last five years, none of LYRE, CCG, Clifton S. Crockatt, Dennis M. Agresta, IRA #1, Stephen Lange Ranzini, Newco, Mildred Lange Ranzini, Dr. Angela Ranzini, IRA #2, Dr. Joseph Lange Ranzini, Catherine Ranzini Clare, Trust #1, Trust #2, Trust #3, Trust #4, Paul Lange Ranzini, and University Bancorp has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which proceeding, he, she or it was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Clifton S. Crockatt, Dennis M. Agresta, Stephen Lange Ranzini, Mildred Lange Ranzini, Dr. Angela Ranzini, Dr. Joseph Lange Ranzini, Paul Lange Ranzini and Catherine Ranzini Clare are United States citizens.

CUSIP NO.	912 225 208
----------------	13D	Page 22 of 32 Pages

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ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

On March 15, 2010, Jove Corporation cancelled its outstanding Contingent Notes in the principal amount of $910,361.98 and all unpaid accrued interest in the amount of $229,154.20, in exchange for newly issued shares of Common Stock. As part of the transaction LYRE waived its right to acquire these shares. The following shares were issued and the principal amount of debt which was cancelled is as follows:

•	Stephen Lange Ranzini, 2,406,666 shares, $300,478.39;
•	Mildred Lange Ranzini, 261,181 shares, $ 32,609.08;
•	Mildred Ranzini Trust, 1,682,520 shares, $210,066.95;
•	Clare Family Trust, 2,941,130 shares, $367,207.56;

On March 15, 2010, Jove Corporation restructured its outstanding debts by issuing newly issues shares of Common Stock in exchange for forgiveness of 12% Secured Notes. A total of 1,236,038 shares of Common Stock were issued to Stephen Lange Ranzini in exchange for the forgiveness of $62,487.18 in debt, which represented accrued but unpaid interest on the Secured Notes. As part of the transaction LYRE waived its right to acquire these shares.

As a result of the above transactions and previous transactions in the Common Stock of the Company, the following members of the group now own a total of xxx shares of Common Stock of the Corporation (the “Shares”), as follows:

•	Stephen Lange Ranzini, 3,642,705 shares
•	Clare Family Trust 2,941,130 shares
•	Lyre, LLC, 2,601,885 shares
•	Mildred Ranzini Trust 1,682,520 shares
•	Mildred Lange Ranzini 261,181 shares
•	Clifton S. Crockatt, 150,000 shares
•	Dennis Agresta, 12,575 shares

ITEM 4.	PURPOSE OF TRANSACTION.

The board of directors of Jove Corporation, whose members are Clifton S. Crockatt and Stephen Lange Ranzini undertook the restructuring to reduce the debt of the Corporation to more manageable levels. In addition, the Secured Note holders, had threatened to call their Secured Note immediately due, which they were entitled to do, if the Corporation did not provide them with additional security. As a result of the restructuring, the net worth of the Corporation on a pro forma basis was increased to $13,352.34 from negative $278,289.04. The former Contingent Note holders and Stephen Lange Ranzini acquired the newly issued shares of Common Stock of the Corporation for investment. As a result of their increased ownership of the outstanding shares of the Corporation they will have additional power in the future to change or influence the control of the Corporation. Stephen Lange Ranzini now controls shared voting power over a total of 72.45% of the Corporations outstanding shares of Common Stock and has the sole power over 55.11% of the outstanding shares of Common Stock of the Corporation and therefore has the sole power to elect a majority of the directors of the Corporation.

The persons filing this Schedule 13D currently do not plan any proposal that relates to or would result in any of the actions

CUSIP NO.	912 225 208
----------------	13D	Page 23 of 32 Pages

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enumerated in Item 4 of Schedule 13D except as set forth herein. The Corporation, however, through its board of directors and officers, is actively considering various means to realize on the value of the assets of the Corporation and to further reduce its debt. Each of Stephen Lange Ranzini, Clare Family Trust, Lyre, LLC, Mildred Ranzini Trust, Mildred Lange Ranzini, Clifton S. Crockatt and Dennis Agresta may dispose of some or all of the Shares, or may acquire additional securities of the Corporation, from time to time, depending upon price and market conditions, evaluation of alternative investments, and other factors.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER.

(a)-(b) The number of shares of Common Stock owned by Stephen Lange Ranzini is 3,642,705, representing 24.28% of the outstanding shares of Common Stock. In addition, Mr. Ranzini has a beneficial interest in 1,022,368 shares held by his IRA, Lyre and Trust #3, representing 6.82% of the outstanding shares of Common Stock, and in addition, Mr. Ranzini holds voting control but disclaims beneficial interest over an additional 6,203,168 shares representing 41.35% of the outstanding shares of Common Stock. Mr. Ranzini has sole voting power over 10,159,396 shares, representing 55.11% of the outstanding shares of Common Stock. Stephen Lange Ranzini is the beneficiary of IRA #1. As such, he may be deemed to beneficially own and have shared voting and dispositive power over 2,601,885 shares of Common Stock owned by LYRE. Mr. Ranzini also holds an irrevocable Special Power of Attorney that gives him the authority to act on behalf of Newco with respect to its investment in the Corporation’s Common Stock. Accordingly, Mr. Ranzini has the right to vote Newco’s membership interests of LYRE. As a result, Mr. Ranzini may be deemed to have beneficial ownership of the Shares as a result of Newco’s pro rata ownership of LYRE. Mr. Ranzini disclaims beneficial ownership of all shares of Common Stock held by LYRE except to the extent, if any, that his individual interest in such shares arises from his role as member of LYRE, as trustee and beneficiary of IRA #1, as trustee of Trust #2, Trust #3, and Trust #4 or as a result of the Special Power of Attorney granted to him by Newco.

The number of shares of Common Stock owned by LYRE is 2,601,885, representing 17.35% of the outstanding shares of Common Stock. Of such shares, LYRE has sole voting and dispositive power.

Each of CCG, IRA #1, Newco, Mildred Lange Ranzini, Dr. Angela Ranzini, IRA #2, Trust #1, Trust #2, Trust #3 and Trust #4, as a member of LYRE, may be deemed to beneficially own and to have shared voting and dispositive power over an aggregate of 2,601,885 shares of Common Stock of the Corporation, which shares represent 17.35% of the outstanding Common Stock of the Corporation. Each of CCG, IRA #1, Newco, Mildred Lange Ranzini, Dr. Angela Ranzini, IRA #2, Trust #1, Trust #2, Trust #3 and Trust #4 disclaims beneficial ownership of all shares of Common Stock held by LYRE except to the extent that his, her, or its individual interest in such shares arises from his, her, or its respective interest in LYRE.

Clifton S. Crockatt is the direct owner of 150,000 shares of the Corporation’s Common Stock. Additionally, as a managing member of CCG, he may be deemed to beneficially own and to have shared voting and dispositive power over 2,601,885 shares of Common Stock owned by LYRE. Accordingly, Mr. Crockatt may be deemed to beneficially own in the aggregate 2,751,885 shares of Common Stock, or 28.35% of the

CUSIP NO.	912 225 208
----------------	13D	Page 24 of 32 Pages

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Corporation’s outstanding Common Stock. Mr. Crockatt disclaims beneficial ownership of all shares of Common Stock held by LYRE except to the extent that his individual interest in such shares arises from his interest in CCG, as a member of LYRE.

Dennis M. Agresta is the direct owner of 12,575 shares of the Corporation’s Common Stock. Additionally, as a managing member of CCG, he may be deemed to beneficially own and to have shared voting and dispositive power over 2,601,885 shares of Common Stock owned by LYRE. Accordingly, Mr. Agresta may be deemed to beneficially own in the aggregate 2,614,460 shares of Common Stock, or 17.43% of the Corporation’s outstanding Common Stock. Mr. Agresta disclaims beneficial ownership of all shares of Common Stock held by LYRE except to the extent that his individual interest in such shares arises from his interest in CCG, as a member of LYRE.

Dr. Angela Ranzini is a member of LYRE and a co-trustee of Trust #4. As such, she may be deemed to beneficially own and to have shared voting and dispositive power over 2,601,885 shares of Common Stock owned by LYRE. Dr. Ranzini disclaims beneficial ownership of all shares of Common Stock held by LYRE except to the extent, if any, that her individual interest in such shares arises from her role as a member of LYRE or as trustee of Trust #4.

Dr. Joseph Lange Ranzini is the trustee and beneficiary of IRA #2, which is a member of LYRE, and is a co-trustee of Trust #3. As such, he may be deemed to beneficially own and have shared voting and dispositive power over 2,601,885 shares of Common Stock owned by LYRE. Dr. Ranzini disclaims beneficial ownership of all shares of Common Stock held by LYRE except to the extent, if any, that his interest in such shares arises from his role as trustee and beneficiary of IRA #2 or as a co-trustee of Trust #3.

Catherine Ranzini Clare is the sole trustee of Trust #1. As such, she may be deemed to beneficially own and to have shared voting and dispositive power over 2,601,885 shares of Common Stock owned by LYRE. Ms. Clare disclaims beneficial ownership of all shares of Common Stock held by LYRE except to the extent, if any, that her individual interest in such shares arises from her role as trustee of Trust #1.

Paul Lange Ranzini is a co-trustee of the Trust #3. As such, he may be deemed to beneficially own and to have shared voting and dispositive power over 2,601,885 shares of Common Stock owned by LYRE. Mr. Ranzini disclaims beneficial ownership of all shares of Common Stock held by LYRE except to the extent, if any, that his individual interest in such shares arises from his role as trustee of Trust #3.

(c) The only transaction in the shares of Common Stock that has been effected by any of the reporting persons in the last 60 days is the issued of the newly issued shares by the Corporation on March 15, 2010 in privately negotiated transactions, as described above in Item 4.

(d) Pursuant to the Operating Agreement of LYRE, the members of LYRE who contributed capital to form LYRE are entitled to the return of their capital on a pro rata basis before any profits are distributed to the other members. As a result, CCG will not receive any profit from its ownership of 50% of the interests of LYRE until $267,558 has been distributed to the other members.]

CUSIP NO.	912 225 208
----------------	13D	Page 25 of 32 Pages

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Catherine Ranzini Clare's three children, Holly Clare, Meghan Clare, and Michael Clare are the one-fourth, one-fourth, and one-half primary beneficiaries, respectively, of Trust #1. Such beneficiaries may therefore indirectly have the right to receive dividends from and the proceeds from the sale of the Shares to the extent, if any, that Trust #1 receives its pro rata portion of such dividends or proceeds from LYRE.

Catherine Ranzini Clare is the sole beneficiary of Trust #2. She may therefore indirectly have the right to receive dividends from and the proceeds from the sale of the Shares to the extent, if any, that Trust #2 receives its pro rata portion of such dividends or proceeds from LYRE.

Stephen Lange Ranzini, Paul Lange Ranzini, Dr. Angela Ranzini, Dr. Joseph Lange Ranzini, and Catherine Ranzini Clare are equal 20% beneficiaries of Trust #3. Such beneficiaries may therefore indirectly have the right to receive dividends from and the proceeds from the sale of the Shares to the extent, if any, that Trust #3 receives its pro rata portion of such dividends or proceeds from LYRE.

Mildred Lange Ranzini is the sole beneficiary of Trust #4. She may therefore indirectly have the right to receive dividends from and the proceeds from the sale of the Shares to the extent, if any, that Trust #4 receives its pro rata portion of such dividends or proceeds from LYRE.

(e) Not applicable.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS

WITH RESPECT TO SECURITIES OF THE ISSUER.

Pursuant to LYRE’s Operating Agreement, the members of LYRE and the affiliates of those members have agreed not to acquire shares of the Corporation’s Common Stock or other capital securities without first offering LYRE a right of first refusal to purchase those shares of the Corporation on the same terms and conditions as the members have agreed to purchase those shares. The right of first refusal must be exercised by LYRE within ten days of receiving notice with a closing to occur promptly thereafter.

Pursuant to LYRE’s Operating Agreement, the members of LYRE have agreed to vote all of the Shares held by LYRE in favor of director nominees designated by CCG, on the one hand, and the members of LYRE other than CCG (the “SR Group”), on the other hand. Under this agreement, CCG and the SR Group will have the right, as between those groups, to designate an equal number of director nominees of the Corporation. As a result of this agreement, Clifton S. Crockatt currently serves as CCG’s nominee to the Corporation’s Board of Directors and Stephen Lange Ranzini currently serves as the SR Group’s nominee to the Corporation’s Board of Directors. This agreement, however, is not binding upon the Corporation or its Board of Directors and LYRE will be able to designate persons to serve on the Corporation’s Board of Directors only for so long as LYRE’s designees to the board are able to exert influence over the nomination process.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS.

CUSIP NO.	912 225 208
----------------	13D	Page 26 of 32 Pages

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Exhibit A	Joint filing agreement of the signatories to this Statement.

CUSIP NO.	912 225 208

----------------                      13D                                             Page 27 of 32 Pages

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SIGNATURE

After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certify that the information set forth in this Statement is true, complete and correct.

Dated: March 15, 2010	LYRE, LLC

By: CCG Partners, LLC
Its: Managing Member

By: *
---------------------------------

Clifton S. Crockatt, Managing Member

Dated: March 15, 2010	CCG Partners, LLC

By: *
-------------------------------------
Clifton S. Crockatt, Managing Member

Dated: March 15, 2010	*
-----------------------------------------
Clifton S. Crockatt

Dated: March 15, 2010	*
-----------------------------------------
Dennis M. Agresta

Dated: March 15, 2010	Stephen Lange Ranzini IRA
/s/ Stephen Lange Ranzini
-----------------------------------------
Its: Trustee

Dated: March 15, 2010	/s/ Stephen Lange Ranzini
-----------------------------------------
Stephen Lange Ranzini

Dated: March 15, 2010	Newco Bancorp Inc.

By: *
-------------------------------------
Maxwell L. Rotstein, President

Dated: March 15, 2010	*
-----------------------------------------
Mildred Lange Ranzini

32

CUSIP NO.	912 225 208

----------------                      13D                                             Page 28 of 32 Pages

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Dated: March 15, 2010	*
-----------------------------------------
Dr. Angela Ranzini

Dated: March 15, 2010	Dr. Joseph Lange Ranzini IRA
By: *
--------------------------------------
Its: Trustee

Dated: March 15, 2010	*
-----------------------------------------
Dr. Joseph Lange Ranzini

Dated: March 15, 2010	Clare Children’s Trust

By: *
-------------------------------------
Catherine Ranzini Clare, Trustee

Dated: March 15, 2010	*
-----------------------------------------
Catherine Ranzini Clare

* By: /s/ Stephen Lange Ranzini, attorney-in-fact

32

CUSIP NO.	912 225 208

----------------                      13D                                             Page 29 of 32 Pages

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Exhibit Index

Exhibit A	Joint filing agreement of the signatories to this Statement.

32

CUSIP NO.	912 225 208

----------------                      13D                                             Page 30 of 32 Pages

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EXHIBIT A

JOINT FILING AGREEMENT

Each of the undersigned agrees that the Statement on Schedule 13D filed herewith (and any amendments thereto) relating to shares of Common Stock of Jove Corporation is being filed jointly with the Securities and Exchange Commission pursuant to Section 13(d) of the Securities Exchange Act of 1934, as amended on behalf of each of the undersigned. This Agreement may be executed in any number of counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same Agreement.

Dated as of April 22, 2004

LYRE, LLC

By: Stephen Lange Ranzini
Its: Managing Member

By: /s/Stephen Lange Ranzini
---------------------------------
Stephen Lange Ranzini, Managing

Member

CCG Partners, LLC

By: *
-------------------------------------
Clifton S. Crockatt, Managing Member

*
-----------------------------------------
Clifton S. Crockatt

*
-----------------------------------------
Dennis M. Agresta

Stephen Lange Ranzini Individual

Retirement Account

By: /s/ Stephen Lange Ranzini
-------------------------------------
Its: Trustee

/s/ Stephen Lange Ranzini
-----------------------------------------
Stephen Lange Ranzini

32

CUSIP NO.	912 225 208

----------------                      13D                                             Page 31 of 32 Pages

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Newco Bancorp Inc.

By: *
-------------------------------------
Maxwell L. Rotstein, President

*
-----------------------------------------
Mildred Lange Ranzini

*
-----------------------------------------
Dr. Angela Ranzini

Doctors Caulkins, McKibbin & Ranzini,

Inc. Profit Sharing Plan f/b/o Dr. Joseph

L. Ranzini

By: *
-------------------------------------
Its: Trustee

*
-----------------------------------------
Dr. Joseph Lange Ranzini

Clare Children’s Trust

By: *
-------------------------------------
Catherine Ranzini Clare, Trustee

Catherine Ranzini Clare

*
-----------------------------------------
Catherine Ranzini Clare

Clare Family Trust

By: /s/ Stephen Lange Ranzini
-----------------------------------------
Its: Trustee

Ranzini Family Trust

By: /s/ Stephen Lange Ranzini
-----------------------------------------
Its: Trustee

32

CUSIP NO.	912 225 208

----------------                      13D                                             Page 32 of 32 Pages

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Mildred Lange Ranzini Trust

By: /s/ Stephen Lange Ranzini

-----------------------------------------

Its: Trustee

*

-----------------------------------------

Paul Lange Ranzini

University Bancorp, Inc.

By: /s/ Stephen Lange Ranzini

-----------------------------------------

President and Chief Executive Officer

* By: /s/ Stephen Lange Ranzini, attorney-in-fact

32